                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



                                  ANNUAL REPORT


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended DECEMBER 31, 1999


                         Commission file number: 1-5256






         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
                              (Full title of plan)




                        628 GREEN VALLEY ROAD, SUITE 500
                              GREENSBORO, NC 27408
                    (Address of principal executive offices)


                                 (336) 547-6000
              (Registrant's telephone number, including area code)

Item 1.  Changes in the Plan

Effective September 1, 1999: Participants may contribute from 2% to 15% of their compensation to the Plan; and Participants will provide investment direction by telephone by using the voice response system or a Participant Services Representative or by the internet.

Item 2.  Changes in Investment Policy

Effective September 1, 1999, VF Corporation (the Corporation) appointed Fidelity Institutional Retirement Services Company as Plan Recordkeeper. The Plan offers 10 core investment options and a Mutual Fund Window administered by Fidelity.

Item 3.  Contributions Under the Plan

N/A

Item 4.  Participating Employees

There were approximately 7,187 enrolled participants in the Plan as of December 31, 1999, out of approximately 27,132 eligible employees.

Item 5.  Administration of the Plan

(a) The Plan provides that a Committee of three persons be appointed to administer the Plan. The Committee, the VF Corporation Pension Plan Committee, is comprised of the following officers of the Corporation:
         Candace Cummings, Vice President - Administration, General Counsel & Secretary; Frank C. Pickard III, Vice President - Treasurer; and Louis
         J. Fecile, Vice President - Employee Benefits. All committee persons are located at the Corporation's headquarters: 628 Green Valley Road, Suite 500, Greensboro, NC 27408. Each of these individuals is an employee of the Corporation. The Committee has the power to adopt rules and regulations for carrying out and administering the Plan and has the full authority and power to construe, interpret and administer the Plan. Committee members receive no compensation from the Plan.

(b) All expenses of administration of the Plan, including Trustee fees, are paid by the Corporation.

Item 6.  Custodian of Investments

(a) The Corporation has entered into a Trust Agreement under which Fidelity Management Trust Company, 300 Puritan Way, Marlboro, MA 01752, has been appointed as Trustee under the Plan. Under the terms of the Trustee Agreement, Fidelity Management Trust Company holds and invests all assets of the Plan with the exception of the Fixed Income Fund trusteed by UMB Bank n.a., subject to the direction of each of the participants of the Plan regarding the investment fund or funds for existing account balances and future contribution elections.

(b)      The custodian's compensation is paid by the Corporation.

(c)      No bond was furnished or is required to be furnished by the Trustee.

Item 7.  Reports to Participating Employees

Each participant receives a quarterly statement showing the amounts contributed by him/her to each of the funds during the calendar quarter and the market values of investments as of the end of each quarter.

Item 8.  Investment of Funds

Each participant by using the Fidelity Voice Response system or their internet site may direct Fidelity to invest his/her own contributions in one or more of the following funds:

- Money Market Fund
- Fixed Income Fund
- Balanced Fund
- Equity Growth & Income Fund
- Index 500 Fund
- Dividend Growth Fund
- Small-Cap Value Fund
- Small-Cap Growth Fund
- Foreign Fund
- VF Corporation Common Stock Fund (investing in common stock of the
  Corporation)
- Mutual Fund Window

Brokerage commissions of $1,043 and $3,214 for the years ended December 31, 1999 and 1998 were paid by the Trustee to acquire the Corporation's common stock for the Plan.

Item 9.  Financial Statements and Exhibits

(a)      Financial Statements                                                               Page No.
                                                                                            --------
Report of Independent Accountants                                                               6

Statements of Net Assets Available for Benefits,
December 31, 1999 and December 31, 1998                                                         7

Statements of Changes in Net Assets Available for Benefits -
For the Years Ended December 31, 1999 and December 31, 1998                                     8

Notes to Financial Statements                                                                   9

Supplemental Schedules*:

                 Line 27a - Schedule of Assets Held for Investment
                            Purposes                                                           16

                 Line 27d - Schedule of Reportable Transactions                                17

         * - Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
                 Disclosure under ERISA have been omitted because they are not applicable.

(b)      Exhibits

                 Exhibit 23.1 - Consent of Independent Accountants                             18

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                     VF Corporation Tax-Advantaged Savings Plan
                                              for Hourly Employees


                                     By: /s/ Louis J. Fecile
                                         ----------------------------------
                                         Louis J. Fecile
                                         Vice President - Employee Benefits
                                         VF Corporation


Date: April 24,2000

                        Report of Independent Accountants


VF Corporation Pension Plan Committee
VF Corporation Tax-Advantaged Savings Plan for Hourly Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Tax-Advantaged Savings Plan for Hourly Employees (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and for the period April 1, 1998 (date of inception) to December 31, 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopersLLP
Greensboro, North Carolina
March 28, 2000

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                          December 31
ASSETS                                               1999             1998
------                                               ----             ----
Investments, at fair value
  VF Corporation Common Stock -
  40,904 shares in 1999                           $ 1,227,120     $ 1,033,594
  22,050 shares in 1998
  United States government obligations                      0       9,210,864
  Other securities                                 22,277,733      11,109,445
                                                  ------------    ------------
     Total investments                             23,504,853      21,353,903
Dividends and interest receivable                           0         197,459
Loans receivable from participants                    334,179         161,037
                                                  ------------    ------------
Net assets available for benefits                 $23,839,032     $21,712,399
                                                  ============    ============


See notes to financial statements.

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                              Period Ended December 31
                                                               1999             1998
                                                               ----             ----
Investment income

  Interest                                                 $   452,991       $ 1,092,869
  Income from VF Corporation Common Stock,
    mutual funds and bank common trust funds                   461,598           336,364
                                                           -----------       -----------
                                                               914,589         1,429,233
Contributions
  Interest on Loan Repayments                                   13,830             5,739
  Transfer from Bassett-Walker Thrift Plan                           0        22,087,806
  Participants                                               4,634,992         4,066,432
                                                           -----------       -----------
                                                             5,563,411        27,589,210

Withdrawals                                                 (3,705,369)       (6,498,737)
Net realized and unrealized appreciation
  in fair value of investments                                 268,591           621,926
                                                           -----------       -----------
Net increase                                                 2,126,633        21,712,399

Net assets available for benefits
  Beginning of period                                       21,712,399                 0
                                                           -----------       -----------
  End of period                                            $23,839,032       $21,712,399
                                                           ============      ===========


See notes to financial statements.

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

NOTE A -- DESCRIPTION OF THE PLAN

Effective April 1, 1998, VF Corporation (the Corporation) adopted the VF Corporation Tax-Advantaged Savings Plan for Hourly Employees (the Plan), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code. Under the Plan, certain hourly employees of specified subsidiaries, having at least one year of credited service, may elect to contribute between 2% and 15% of their compensation to the Plan. Employees remain fully vested in their contributions to the Plan.

Employee contributions are invested at the direction of the employee in one or more of the funds administered by the Plan's trustees. All Plan assets are trusteed by Fidelity Management Trust Company with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. The investment programs of the Plan are as follows:

         (a)      Money Market Fund: Monies are invested in a money market fund.

         (b) Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

         (c) Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

         (d) Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

         (e) Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

         (f) Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

         (g) Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is under valued.

         (h) Small-Cap Growth Fund: Monies invested in small and medium size companies with under valued assets or favorable growth prospects.

         (i) Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

         (j) VF Corporation Common Stock Fund: Monies are invested in Common Stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

         (k) Mutual Fund Window: The option allows participants to select from over 160 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options.

Individual accounts are maintained for each participant; each account includes the individual's contributions and investment funds' earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their accounts by filing a written request that demonstrates financial hardship. Participants may elect to receive distributions in a lump sum, or accounts may be rolled over into another IRS-approved tax deferral vehicle.

The transfer of applicable participant balances from the Bassett-Walker Thrift Plan, which was terminated effective April 1, 1998, has been disclosed separately in the Statements for Changes in Net Assets Available for Benefits.

Participants may borrow from their individual account. Participants are charged interest at the Morgan Guaranty "Published" prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Participants may borrow up to 50% of the participant's total vested account balance. Payment in full is required at termination of employment. There were 195 loans outstanding at December 31, 1999.

Although it has no intent to do so, the Corporation may terminate the Plan in whole or in part at any time.

The number of participants in each fund was as follows:

                                                  Year Ended December 31
                                                   1999            1998
                                                   ----            ----
Money Market Fund                                 2,487           2,812
Fixed Income Fund                                 3,673           4,333
Balanced Fund                                     2,132           2,168
Equity Growth & Income Fund                       3,453           3,482
Index 500 Fund                                    2,943           2,978
Dividend Growth Fund                                 13               0
Small-Cap Value Fund                              1,478           1,541
Small-Cap Growth Fund                             2,154           2,225
Foreign Fund                                      1,040           1,115
VF Corporation Common Stock Fund                  3,394           3,584

The total number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES


Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. For commercial notes and United States government obligations, UMB Bank, n.a. has established a fair value based on yields currently available on comparable instruments. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year.


Fair Value for the guaranteed investment contract ("GIC") with a life insurance company approximates contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less administrative expenses charged by the insurance company. Changes in contract value of GIC deposits in the separate accounts of insurance companies have been included as interest in the statement of changes in net assets available for benefits. The crediting interest rate on the GIC as of December 31, 1998 and the average yield for the year then ended is consistent with the stated rate of contract detailed in Note D. These rates are expected to remain constant to maturity. There were no valuation reserves against the GIC at December 31, 1998.

Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by the Corporation in accordance with the Plan Agreement and are based on customary and reasonable rates for such services.

Payment of Benefits: Benefits are recorded when paid. Approximately $1.3 million in Bassett-Walker Thrift Plan withdrawals are included in withdrawals for the Fixed Income Fund in 1998.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

New Accounting Pronouncements: The Company has adopted the provision of SOP 99-3, "Accounting for a Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters." The statement states that a defined contribution pension plan that provides participant-directed investment programs is no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements in columnar form, or in the related disclosures, or by separate financial statements for each program as required by Practice Bulletin 12, "Reporting Separate Investment Fund Option Information of Defined Contribution Pension Plans." Additionally, defined contribution pension plans are no longer required to present participant-directed plan investments in the statement of net assets available for benefits by general type.

Reclassifications: Certain amounts included in the prior year financial statements have been reclassified to conform to current year presentation.

NOTE C -- INCOME TAX STATUS

The Internal Revenue Service has issued a Favorable Determination Letter dated September 27, 1998 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTE D -- INVESTMENTS

Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:


                                    Net Realized & Unrealized                         Net Realized & Unrealized
                                    Appreciation in Fair Value                        Appreciation in Fair Value
                                       for the Period Ended        Fair Value at         for the Period Ended       Fair Value at
                                        December 31, 1999        December 31, 1999         December 31, 1998      December 31, 1998
                                        -----------------        -----------------         -----------------      -----------------
Fair value as determined by
   quoted market or stated
   redemption price:
   VF Corporation Common Stock             $(527,828)               $ 1,227,120                $  8,748               $ 1,033,594

   Mutual funds and
    bank common trust funds                  566,661                  9,708,549                 564,650                 5,608,653
                                           ---------                -----------                --------               -----------
                                              38,833                 10,935,669                 573,398                 6,642,247
                                           ---------                -----------                --------               -----------
Fair value as determined by
   Plan trustee:
   United States government
    Obligations                                    0                          0                       0                 9,210,864

   Commercial notes & GICs                         0                          0                  48,528                 2,746,428
   Mutual funds and
    bank common trust funds                  229,758                 12,569,184                       0                 2,754,364
                                           ---------                -----------                --------               -----------
                                             229,758                 12,569,184                  48,528                14,711,656
                                           ---------                -----------                --------               -----------
                                           $ 268,591                $23,504,853                $621,926               $21,353,903
                                           =========                ===========                ========               ===========

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTE D -- INVESTMENTS (Continued)



The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998 are as follows:

                                                   1999                1998
                                                   ----                ----

Fidelity Growth & Income Fund                   $2,515,293          $1,524,360
  (53,335 and 33,254 shares)
Fidelity Puritan Fund                            1,213,300                  --
  (63,757 and 37,670 shares)
Fidelity US Equity Index Pool                    2,514,876                  --
  (59,792 shares)
VF Corporation Common Stock                      1,259,048                  --
  (40,904 and 22,050 shares)
Vanguard Institutional Index                            --           1,425,108
  (12,628 shares)
UMB Bank; Scout Prime R                                 --           2,754,364
  (2,754,364 shares)
New York Life GIC                                       --           2,043,276
  (2,000,000  face value)
Fixed Income Fund                               12,569,184                   0
  (1,233,482 shares)

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTE E -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500


The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                       1999              1998
                                                                       ----              ----
Net assets available for benefits per the financial statements      $23,839,032       $21,712,399
Amounts allocated to withdrawing participants                                 0           317,265
                                                                    -----------       -----------
Net assets available for benefits per Form 5500                     $23,839,032       $21,395,134
                                                                    ===========       ===========

The following is a reconciliation of withdrawals paid to participants per the financial statements to Form 5500:

                                                                                 1999
                                                                                 ----
Withdrawals paid to participants per the financial statements                 $3,705,369
Add amounts allocated to withdrawing participants at December 31, 1999                 0
Less amounts allocated to withdrawing participants at December 31, 1998         (317,265)
                                                                              ----------
Withdrawals paid to participants per Form 5500                                $3,388,104
                                                                              ==========

Amounts allocated to withdrawing participants are recorded on Form 5500 as withdrawal claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                   VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN
                              FOR HOURLY EMPLOYEES

 LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1999


INVESTMENTS HELD AT DECEMBER 31, 1999
IDENTITY OF ISSUE, BORROWER,                         NUMBER OF                          CURRENT
LESSOR, OR SIMILAR PARTY                                SHARES           COST             VALUE
------------------------                             ---------           ----           -------
Fidelity Puritan Fund                                   63,757    $ 1,252,645      $ 1,213,300
Fidelity Growth & Income Fund                           53,335      2,314,568        2,515,293
Fidelity Diversified International Fund                 17,296        357,424          443,126
Fidelity Dividend Growth Fund                              993         27,170           28,782
Fidelity Retirement Money Market Portfolio           1,176,221      1,176,221        1,176,221
Fidelity U.S. Equity Index Commingled Pool              59,793      2,259,987        2,514,876
Baron Asset Fund                                        19,690        964,471        1,157,169
Longleaf Small Cap Fund                                 26,727        600,445          539,887
ProCapp Fixed Income Fund                            1,233,482     12,339,426       12,569,184
VF Corporation Common Stock                             40,904      1,716,772        1,227,120
Mutual Fund Window                                         N/A        106,407          119,895
                                                                  -----------      -----------
                                                                  $23,115,536      $23,504,853
                                                                  ===========      ===========

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

                Line 27(d) - Schedule of Reportable Transactions
                          Year Ended December 31, 1999


 No transactions required to be reported.